C21 INVESTMENTS INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 26, 2024

Shareholders of C21 Investments Inc. (the "Company") are receiving this notification as the Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Friday, April 26, 2024 (the "Meeting").

Under Notice and Access, instead of receiving paper copies of the Company's notice of meeting and information circular ("Information Circular") for the Meeting (collectively, the "Meeting Materials"), shareholders are receiving this Notice and Access notification with information on how they may obtain a copy of the Meeting Materials electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Meeting Materials to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

This notice serves as notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Friday, April 26, 2024 at 10:00 a.m.  (Vancouver time) at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia for the following purposes:

1. Financial Statements and Auditor's Report: to receive the audited consolidated financial statements of the Company for the financial year ended January 31, 2023 with the auditor's report thereon;

2. Election of Directors: to elect four directors for the ensuing year;

3. Appointment of Auditor: to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year;

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4. Approval of Stock Option Pan: to consider and, if deemed appropriate, to pass an ordinary resolution approving the stock option plan of the Company and any unallocated stock option entitlements thereunder; and

5. Other Matters: to transact such other business as may properly come before the Meeting or any adjournment thereof.

For detailed information with respect to each of the matters in items 2, 3 and 4 above, please refer to the section bearing the corresponding heading in the Information Circular.

THE COMPANY URGES SHAREHOLDERS TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

Accessing Meeting Materials Online

The Meeting Materials can be viewed online under the Company's profile at www.sedarplus.ca (Canada) or at www.sec.gov (United States).

The Meeting Materials for the Meeting are also available on the Company's website at www.cxxi.ca/investors/ and will remain on the website for one year until March 19, 2025.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials for the Meeting be sent to them by postal delivery at no cost to them for up to one year until March 19, 2025.

Shareholders may make their request without charge by email at info@cxxi.ca or by calling toll free number 1-833-BUY-CXXI (289-2994) (Canada and U.S.A.) or at +1-647-966-2994.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, shareholders must request printed copies at least five business days (i.e. by April 17, 2024) in advance of the proxy deposit date and time set out in the accompanying proxy form.  Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

Voting Process

Registered Shareholders

Only shareholders of record at the close of business on March 7, 2024 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on April 24, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  If a registered shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

Non-registered shareholders

Non-registered shareholders should carefully follow the voting instructions of their intermediaries and their service companies, including instructions regarding when and where a voting instruction form is to be delivered.

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Questions

Shareholders with questions about Notice and Access and the information contained in this notification or require assistance in completing the Proxy form may contact Michael Kidd, Chief Financial Officer and Corporate Secretary of the Company, by calling toll free number 1-833-289-2994 (Canada and U.S.A.) or at +1-647-966-2994.

Dated as of the 14th day of March, 2024.

BY ORDER OF THE BOARD

"Michael Kidd"

MICHAEL KIDD

Chief Financial Officer and Corporate Secretary

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